Exhibit 2.1

STOCK PURCHASE AGREEMENT

THIS STOCK PURCHASE AGREEMENT (the “Agreement”) is made as of March 31st, 2008, by and among The Amacore Group, Inc., a Delaware corporation (“AGI” or the “Buyer”), US Health Benefits Group, Inc, US Healthcare Plans, Inc and On the Phone, Inc. (collectively referred to as the “Company”) and the stockholders of the Company listed on the signature page hereto (collectively, the “Stockholders”).

Background

The Stockholders own all of the stock interests of the Company.  The Stockholders wish to sell the Shares (as defined below) and AGI wishes to purchase from the Stockholders the Shares.

NOW, THEREFORE, the parties, intending to be legally bound hereby, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and in consideration of the mutual covenants contained herein agree as follows:

1.           Definitions.  For convenience, certain terms used in more than one part of this Agreement are defined below (such terms as well as any other terms defined elsewhere in this Agreement shall be equally applicable to both the singular and plural forms of the terms defined).

“Adjustment Date” means the date that is eighteen (18) months following the Closing (as defined in paragraph 3 below) of this transaction.

“Buyer’s Common Stock” means the Buyer’s Class A common stock, $.001 par value per share.

“Charter Documents” means an entity’s certificate or articles of incorporation, certificate defining the rights and preferences of securities, articles of organization, general or limited partnership agreement, certificate of limited partnership, joint venture agreement or similar document governing the entity.

“Contract” means any written or oral contract, agreement, lease, instrument or other commitment that is binding on any person or its property under applicable law.

“Court Order” means any judgment, decree, injunction, order or ruling of any federal, state, local or foreign court or governmental or regulatory body or authority that is binding on any person or its property under applicable law.

“Default” means (a) a breach, default or violation, (b) the occurrence of an event that with or without the passage of time or the giving of notice, or both, would constitute a breach, default or violation or (c) with respect to any Contract, the occurrence of an event that with or without the passage of time or the giving of notice, or both, would give rise to a right of termination, renegotiation or acceleration.

“Encumbrances” means any lien, mortgage, security interest, pledge, restriction on transferability, defect of title or other claim, charge or encumbrance of any nature whatsoever on any property or property interest.

“Law” means any statute, law, ordinance, regulation, order or rule of any federal, provincial, state, local, or other governmental or quasi-governmental agency or body, including those covering, energy, transportation, record keeping, zoning, antitrust, wage and hour, and price and wage control matters.

“Liability” means any direct or indirect liability, indebtedness, obligation, expense, claim, loss, damage, deficiency, guaranty or endorsement of or by any person, absolute or contingent accrued or unaccrued, due or to become due, liquidated or unliquidated.

“Litigation” means any lawsuit, action, arbitration, administrative or other proceeding, criminal prosecution or governmental investigation or inquiry.

“Material Adverse Effect” means any event, circumstance, change, occurrence or effect (collectively, “Events”) that, individually or taken together with all other Events, has or would be reasonably anticipated to have in the future a material and adverse effect upon or change in the, assets, liabilities, financial condition or operating results of the Company and its subsidiaries, taken as a whole, or the business.

“Net Contribution” means net operating income of the Company in accordance with US GAAP and will include an AGI Capital Charge equal to $500,000 per annum, but shall exclude audit fees and any interest charges levied on the Company by AGI.  Any revenue or expenses earned or incurred by the Company that are to be excluded from this calculation must be agreed to by the Company and AGI.

“Shares” means all of the issued and outstanding stock interests of US Health Benefits Group, Inc, US Healthcare Plans, Inc and On the Phone, Inc..

“Regulation” means any statute, law, ordinance, regulation, order or rule of any federal, state, local, foreign or other governmental agency or body or of any other type of regulatory body.

2.           Purchase and Sale of Shares.

2.1           The value of 100% of the Stockholders’ shares is, for purposes of this Agreement, $14,300,000.  This purchase price is payable as follows:

(a)           Initial Cash:  At the Closing (as defined below), the Buyer shall pay the Stockholders a sum of $1,140,910;

(b)           Initial Stock: At the Closing, the Buyer shall deliver to the Stockholders, or cause to be delivered to the Stockholders, one million eight-hundred thousand (1,800,000) shares of the Buyer’s Class A common stock which, for purposes of this Agreement, is valued at $5.00 per share (“Peg Price”);

(c)           Deferred Cash:  The Buyer will pay the Stockholders $1,609,090 payable over a three year period and payable in equal quarterly installments with the first installment due at Closing; and

(d)           Earn Out:  Based on an audited Net Contribution target of $2 million dollars for each 12 month period for the 3 years subsequent to the Closing, the Buyer will pay the Stockholders $850,000 for each year the Net Contribution target is met.  This payment is payable within 5 business days of completion of the audit.

2.2           Share Adjustment.  Eighteen (18) months from the date of Closing, the Buyer and Stockholders shall, if necessary, adjust the shares issued to the Stockholders at the Closing as follows:

(a)           The Peg Price as described in Section 2.1(b) above shall be restated so as to reflect the average trading price of Buyer’s Common Stock as quoted on the OTC BB or such other exchange or quotation system upon which Buyer’s Common Stock is trading for the immediate preceding 30-day period. If the average trading price as so determined is below $5.00 per share (the “Maximum Trigger Price”), but not less than $1.50 per share (the “Minimum Trigger Price”) (subject to Section 2(c)(ii)), the Stockholders shall be issued (within five (5) Business Days of the Adjustment Date) such additional shares of Buyer’s Common Stock as may be necessary so that the aggregate number of shares of Buyer’s Common Stock issued to the Stockholders has a value equal to the Agreed Value as of the Adjustment Date (the “Supplemental Payment”).

(b)           In the event shares of Buyer’s Common Stock have an average trading price as determined in accordance with procedures set forth in Section 2.2(a) equal to or greater than the Maximum Trigger Price, no adjustment shall be made in the amount of shares of Parent Common Stock previously issued to the Stockholders, which issuance shall be deemed final and not subject to further adjustment.

(c)           In the event shares of Buyer’s Common Stock have an average trading price of less than the Minimum Trigger Price as determined in accordance with procedures set forth in Section 2.2(a), Parent shall within five (5) Business Days of the Adjustment Date either:

(i)  Provide notice to the Stockholders of its intent to effectively unwind the Purchase, in which event Buyer shall immediately and irrevocably transfer to the Stockholders one hundred percent (100%) of the outstanding capital stock of the Company (free of any Encumbrances); and the Stockholders shall deliver to Buyer eighty percent (80%) of the shares of Buyer’s Common Stock previously delivered to the Stockholders as purchase consideration pursuant to Section 2.1; or at Buyer’s sole election

(ii)  Issue the Stockholders the Supplemental Payment pursuant to the restated Peg Price in accordance with Section 2.2(a).

(d)           In the event of a Change in Control prior to the Adjustment Date, the share adjustment and procedures set forth in Sections 2.2(a) through (c) shall be performed immediately prior to the Change in Control with the adjusted price per share to be determined by the value imputed by such Change in Control.

(e)           In case Buyer shall (i) declare a dividend or make a distribution on its outstanding shares of Buyer’s Common Stock in shares of Buyer’s Common Stock or (b) subdivide, combine or reclassify its outstanding shares of Buyer’s Common Stock into a greater or lesser number of shares, the Peg Price,  the Maximum Trigger Price and the Minimum Trigger Price set forth in this Section 2.2 and in effect at the time of the record date for such dividend or distribution or the effective date of such subdivision, combination or reclassification shall be appropriately adjusted to reflect the intention of the parties as reflected in this Section 2.2.

2.3           Budget and Projections.   Attached hereto as Schedules 2.3 are the budgeted annual Income numbers for the 3 year period subsequent to the Closing (the “Projections”).  The Company and its Stockholders represent that these Schedules have been prepared in good faith based upon the best information available to the Company’s management and the management does not have any reason to believe that (i) it will not be able to live within the Budget or meet its Projections.

2.4           Adjustment to Earn Out.   In each year, the Earn Out as described in Section 2.1 (d) above will be adjusted as follows:

(a)           Should the Company’s audited financial performance result in Net Contribution exceeding $2 million, the purchase price per Section 2.1 (d) will be increased by 30% of the Net Contribution that exceeds $2 million; or

(b)           Should the Company’s audited financial performance result in Net Contribution being below $2 million, the purchase price per Section 2.1 (d) will be decreased as follows:

(i)  If Company’s audited financial performance result in Net Contribution being above $1 million but below $2 million, the purchase price per Section 2.1 (d) will be decreased by 50% of $2 million less the actual Net Contribution;

(ii)  If Company’s audited financial performance result in Net Contribution being above $500,000 but below $1 million, the purchase price per Section 2.1 (d) will be decreased by $500,000 and decreased further by 70% of $1 million less the actual Net Contribution;

(iii)  If Company’s audited financial performance result in Net Contribution being below $500,000, the purchase price per Section 2.1 (d) will be decreased by $850,000.

2.5           Allocation of Purchase Price.   Attached hereto as Schedule 2.5 the allocation of the purchase price for each entity referred to in the Agreement as the Company.

3.           Closing.  The closing of the purchase and sale of the Shares (the “Closing”) shall be held on March 31st , 2008 at the offices of The Amacore Group, Inc., 195 International Parkway, Suite 101, Lake Mary, FL 32746.  The date of the Closing shall be deemed the “Closing Date.”

3.1           Closing Deliveries of the Buyer.  At the Closing, the Buyer shall deliver to each of the Stockholders certificates or a copy of Buyer’s letter to its transfer agent authorizing the agent to deliver to each of the Stockholders one-hundred thousand (100,000) shares of AGI’s Class A Common Stock.  In addition, the Buyer shall deliver to the Stockholders the signed Escrow Agreement as referred to in paragraph 7 below and such other documents, if any, as the parties may deem to be necessary to carry out the intent of this Agreement.  The Stockholders acknowledge that said shares will be deemed “restricted” securities under Rule 144.  Unless otherwise directed by AGI, Stockholders agree to establish a brokerage account through Mr. Joe Sanders, a registered broker, or through such other broker or brokerage company designated by AGI.  Further, Stockholders agree to sell such shares only through such account.  The Stockholders agree to limiting the amount of Amacore shares sold into the market on any given day to an amount not to exceed 10% of Amacore’s trading volume on the date of Stockholder’s sale.  For example, if on a given day, Amacore trades 100 shares up to Noon, no more than 10 shares may be sold by Stockholder; and if from Noon to 4:00 p.m., Amacore’s trading volume is an additional 200 shares, no more than an additional 20 shares may be sold during the remainder of that trading day.  The Stockholders agree to not, either directly or indirectly, engage or encourage others to engage in any “short selling” of Amacore stock.  This provision shall survive the termination, for any reason, or expiration of this Agreement and be binding upon Stockholder’s permitted donees or assignees provided, however, Stockholder’s shares shall be sold, transferred, assigned or hypothecated by Stockholders without the express written permission of the Amacore.

3.2           Closing Deliveries of the Stockholders.  At the Closing, the Stockholders shall deliver to the Buyer certificates for the Shares duly endorsed for transfer or accompanied by an executed stock power, transferring such Shares to Buyer.  The shares to be delivered to the Buyer shall equal 100% of the issued and outstanding shares of the Company.  In addition, the Stockholders shall deliver to the Buyer the executed Escrow Agreement as referred to in paragraph 7 below and such other documents, if any, as the parties may deem to be necessary to carry out the intent of this Agreement.  Included within the foregoing will be any consent necessary from person, firms and/or corporations in contract with the Company which consents are required pursuant to the terms of said contractual arrangements in transactions such as the one contemplated by this Agreement (the sale of 100% of the Company’s issued and outstanding capital stock).

3.3           Due Diligence.  It is agreed that ACGI be granted 30 days from the Closing to complete its due diligence.  At the completion of the Due Diligence period, ACGI has the right to reverse the acquisition should its due diligence result in a material event or risk not disclosed to ACGI prior to the Closing.

3.4           Waive of Closing Documentation.  It is agreed that

(a)           The parties hereby waive as a condition to Closing the documents referred to in this Agreement.

(b)           The Closing shall, subject to paragraph 3.4 (c) below, be deemed effective April 1, 2008.

(c)           The parties shall, on or before April 30, 2008, review, approve and exchange the Closing documents which approval will not be unreasonably withheld, conditioned or delayed.

4.           Representations and Warranties of the Company.  The Company hereby represents and warrants as of the date hereof to the Buyer as follows:

4.1           Corporate Status.  The Company is a Florida Corporation duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it was incorporated, and is qualified to do business as a foreign corporation in any jurisdiction where such corporation is required to be so qualified.  The Company has delivered to the Buyer current, correct and complete copies of its Charter Documents and bylaws, both of which are in full force and effect as of the date hereof, and its minute book along with a Certificate of Good Standing in the state in which the Company is incorporated and such other states in which it is authorized to do business.

4.2           Authorization.  The Company has the requisite power and authority to carry on its business as now conducted.  The Company has the requisite power and authority to execute and deliver any of the respective transaction documents to which it is or will at the Closing become a party and to perform the transactions to be performed by it.  Such execution, delivery and performance have respectively been duly authorized by all necessary corporate action with respect to the Company.  Each transaction document executed and delivered by the Company as of the date hereof has been duly executed and delivered by the Company and constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms.

4.3           Consents and Approvals.  Except for any filings, consents or approvals specified on Schedule 4.3 (the “Required Consents”), neither the execution and delivery by the Company of the transaction documents to which it is or will be a party, nor the performance of the transactions performed or to be performed by the Company, will require any filing, consent, renegotiation or approval, constitute a default or cause any payment obligation to arise under: (a) any Law or Court Order to which the Company is subject; (b) the Charter Documents or bylaws of the Company; or (c) any material Contract, Governmental Permit or other document to which the Company is a party by which the properties or other Assets of the Company may be subject.

4.4           Capitalization and Stock Ownership.  The stock interests of the Company is set forth on Schedule 4.4 (all outstanding membership interests of the Company, the “Shares”).  Except as set forth on Schedule 4.4 hereto, there are no existing options, warrants, calls, commitments or other rights of any character (including conversion or preemptive rights) relating to the acquisition of any issued or unissued capital stock or other securities of the Company.  All of the Shares are duly and validly authorized and issued, fully paid and non-assessable.  The Stockholders are the record and sole beneficial owners of all of the Shares in the respective amounts specified on Schedule 4.4, free and clear of all Encumbrances.  Upon completion of the transactions at the Closing, the Buyer will receive valid title to all of the Shares, free and clear of all Encumbrances, which shares will represent 100% of the issued and outstanding shares of the Company as of the Closing.

4.5           Title to Assets and Related Matters.  The Company has good and marketable title to, valid leasehold interests in or valid licenses to use, all of the assets, free from any Encumbrances except: (a) those specified in Schedule 4.5; (b) liens for taxes not yet due; and (c) with respect to real property; (i) minor imperfections of title, if any, none of which is substantial in amount, materially detracts from the value or impairs the use of the property subject thereto, or impairs the operations of the Company and (ii) zoning laws and other land use restrictions that do not impair the present use of the property subject thereto.  All tangible personal property included in the assets are suitable for the purposes for which they are used, in good working condition, reasonable wear and tear excepted and are free from any known defects.

4.6           Financial Statements.  The Company has delivered to Buyer correct and complete copies of the Company’s unaudited  financial statements consisting of a balance sheet as of the end of each year from 2005 through and including 2007 and the related statements of income for the periods then ended (the “Unaudited Financial Statements”), copies of which are attached as Schedule 4.6.  All such Unaudited Financial Statements are referred to herein collectively as the “Financial Statements.”   The Financial Statements are consistent in all material respects with the books and records of the Company, and there have not been and will not be any material transactions that have not been recorded in the accounting records underlying such Financial Statements.  The Financial Statements present fairly the financial position, results of operations, cash flows and Assets and Liabilities of the Company as of the dates thereof, and for the periods then ended, subject to normal recurring year-end adjustments and the absence of footnote disclosure in the case of the Unaudited Financial Statements.

4.7           Real Property.  Schedule 4.7 accurately describes all real estate used in the operation of the Business as well as any other real estate possessed or leased by the Company and the improvements (including buildings and other structures) located on such real estate (collectively, the “Real Property”), and lists any leases under which any such Real Property is possessed (the “Real Estate Leases”).  All of the Real Property (a) is usable in the ordinary course of business and is in good operating condition and repair and (b) conforms with any applicable Laws, except as set forth in paragraph 4.5 above.  Each Real Estate Lease is in full force and effect and has not been assigned, modified, supplemented or amended and the Company is not in default under any such lease.

4.8           Certain Personal Property.  Schedule 4.8 sets forth a complete fixed asset schedule, describing all items of tangible personal property with an individual carrying value of at least $10,000 that were included in the Company Balance Sheet.  No person other than the Company owns any vehicles, equipment or other tangible assets located on the Real Property that is necessary for the operation of the business.  The assets are suitable for the purposes for which such assets are currently used or are held for use, and are in good working condition, subject to normal wear and tear.

4.9           Liabilities.  The Company has no Liabilities, other than the Liabilities specified on Schedule 4.9.

4.10         Taxes.

(a)           The Company has timely filed all material Tax Returns and extensions required to be filed for all taxable years and periods and through the date hereof. All such Tax Returns were correct and complete in all material respects.  All material Taxes owed by the Company have been paid.  There are no liens for Taxes on any of the Assets (except for liens for Taxes not yet due and payable).

(b)           The Company has properly withheld and timely paid over to the proper taxing authority all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, shareholder, member or other third party and has complied with all information reporting and backup withholding requirements, including maintenance of required records with respect thereto in connection with any amounts paid to any employee, independent contractor, creditor or third party.

4.11         Legal Proceedings and Compliance with Law.

(a)           Except as set forth on Schedule 4.11(a), there is no Litigation that is pending or, to the Company’s knowledge, threatened in writing against the Company (i) against or involving directly or indirectly its business or (ii) challenging any of the transactions that would have a Material Adverse Effect on the business.

(b)           Except as set forth on schedule 4.11(b), the Company is in compliance with all laws applicable to the business as presently conducted.

4.12         Contracts.

(a)           Schedule 4.12 lists all Contracts of the following types to which the Company is a party or by which it is bound, including all Contracts that may be terminated by the Company on less than 30 days’ notice without any material Liability and any Contract under which the executory obligation of the Company:

(i)  Contracts with any present or former shareholder, director, officer, employee, partner or consultant of the Company thereof, or any other Contract calling for the payment of money by the Company to any third party in exchange for services;

(ii)     Contracts for the future purchase of, or payment for, supplies or products, or for the lease of an asset from or the performance of services by a third party, or any Contracts for the sale of products with respect to any one supplier or other party;

(iii)  Contracts to sell or supply products or to perform services;

(iv)  Contracts to lease to or to operate for any other party any asset;

(v)   Any license, franchise, distributorship or sales agency agreement or other similar agreements, including those that relate in whole or in part to any software, technical assistance or other know-how used in the past 24 months.

(vi)  Any notes, debentures, bonds, conditional sale agreements, equipment trust agreements, letter of credit agreements, reimbursement agreements, loan/repayment agreements or other Contracts for the borrowing, repayment or lending of money, agreements or arrangements for a line of credit or for a guarantee of, or other undertaking in connection with, the indebtedness of the Company;

(vii)  Contracts for any capital expenditure or leasehold improvement;

(viii)  Any Contracts under which any encumbrances exist with respect to any assets; and

(ix)   Any other Contracts.

(b)           The Company has delivered to Buyer complete and correct copies of all written Contracts, together with all amendments thereto, and accurate descriptions of all material terms of all oral Contracts, set forth or required to be set forth on Schedule 4.12.

4.13         Employee Relations.  Except as set forth on Schedule 4.13, the Company: (a) is not a party to, involved in or, to the Company’s knowledge, threatened by any labor dispute or unfair labor practice charge; (b) is not currently negotiating any collective bargaining agreement; and (c) has not made arrangements with any labor union or employee association or made commitments to or conducted negotiations with any labor union or employee association with respect to any future agreements.  The Company has delivered to Buyer a complete and correct list of the names and salaries, bonus and other cash compensation of all employees (including officers) of the Company whose total cash compensation for 2007 exceeded, or whose total compensation for 2008 is expected to exceed, $40,000.

4.14         Additional Information.  Schedule 4.14 accurately lists the following:

(a)           the names of all officers and directors of the Company;

(b)           the names and addresses of every bank or other financial institution in which the Company maintains an account (whether checking, saving or otherwise), lock box or safe deposit box, and the account numbers and names of persons having signing authority or other access thereto;

(c)           the names of all persons authorized to borrow money or incur or guarantee indebtedness on behalf of the Company;

(d)          all names under which the Company has conducted any part of the Business or that it has otherwise used at any time during the past three years; and

(e)            all contracts to which the Company is a party, including  leasehold interests; employment agreements; equipment leases, consulting agreements; options, warrants on like agreements relating to the purchase and/or sale of the Company’s stock; insurance (collectively the “Agreements”) all of which are identified in Schedule 4.14 and annexed hereto.

4.15         Accuracy of Information.  The representations and warranties made or contained in this Agreement, the schedules and exhibits attached hereto and the certificates and statements executed or delivered in connection herewith, and the information concerning the business of the Company delivered to the Buyer in connection with or pursuant to this Agreement when taken together, including any additional disclosures set forth in Schedule 4.15, do not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make such representations, warranties or other material not misleading.  No event has occurred and nothing material has come to the attention of the Company that would indicate that any of such information (together with any written updates thereof furnished by the Company) is not true and correct in all material respects as of the date hereof.  There are no facts known to the Stockholders that currently or would have a Material Adverse Effect and that have not been specifically disclosed herein or in a schedule furnished herewith, other than economic conditions affecting the industry of the Company generally.  The Financial Statement attached hereto as Schedule 4.6 are true and accurate as of the date specified on each Financial Statement.

5.           Representations and Warranties of the Stockholders.

5.1          The Stockholders hereby, jointly and severally represent and warrant to the Buyer as follows:

(a)            this Agreement constitutes a legal, valid and binding obligation of each of the Stockholders, enforceable against each Stockholder in accordance with its terms;

(b)           neither the execution and delivery by each of the Stockholders of this Agreement, nor the performance of the transactions to be performed by each of the Stockholders hereunder, will require any filing, consent or approval by a third party or constitute a Default under (i) any Regulation or Court Order to which each of the Stockholders is subject, or (ii) any Contract or other document to which each of the Stockholders is a party or by which the properties or other assets of each of the Stockholders may be subject;

(c)            the Stockholders are the record and sole beneficial owners of the Shares, free and clear of all Encumbrances, which shares will represent 100% of issued and outstanding shares of the Company as of the Closing;

(d)            upon completion of the transactions at the Closing, the Buyer shall receive valid title to the Shares, free and clear of all Encumbrances, other than those imposed by applicable securities laws;

(e)            the Shares are not subject to any pre-emptive rights or rights of first refusal, and neither the execution and delivery by each of the Stockholders violates any pre-emptive rights or rights of first refusal enforceable against, by statute or otherwise, the Shares; and

(f)         the representations of the Company are true and accurate as of the date hereof and will be true and accurate as of the Closing.

5.2           Accredited Investor Status.  The Stockholders hereby, jointly and severally, represent and warrant to the Buyer as follow:

(a)           each of the Stockholders represents that he or she has sufficient knowledge and experience in financial and business matters that he or she is capable of evaluating the merits and risks of the acquisition of Buyer Shares and also that he/she is an “accredited investor” as that term is defined in Regulation D of the Securities Act;

(b)           such Stockholder is aware of the applicable limitations under the Securities Act relating to a subsequent sale, transfer, pledge, mortgage, hypothecation, gift, assignment or other encumbrance of the Buyer Shares; and

(c)           such Stockholder realizes that the Buyer is relying on the validity of these representations and agreements contained herein and in the other Transaction Documents in issuing the Buyer Shares to the Stockholder without registration under the Securities Act or any state securities laws.

6.           Representations and Warranties of Buyer.  Buyer hereby represents and warrants to the Stockholders as follows:

6.1           Enforceability. (a) This Agreement constitutes a legal, valid and binding obligation of Buyer, enforceable against the Buyer in accordance with its terms; and (b) neither the execution and delivery by the Buyer of this Agreement, nor the performance of the transactions to be performed by the Buyer hereunder, will require any filing, consent or approval by a third party or constitute a Default under (i) any Regulation or Court Order to which the Buyer is subject, or (ii) any Contract or other document to which the Buyer is a party or by which the properties or other assets of the Buyer may be subject.

6.2           Accredited Investor Status.

 (a)           Buyer is aware of the applicable limitations under the Securities Act of 1933, as amended (the “Securities Act”), relating to the Shares of common stock to be purchased (the “Shares”) and that the Shares have not been registered under the Securities Act, and that such securities cannot be sold unless they are subsequently registered under the Securities Act and applicable state securities laws or an exemption from such registration is available.

 (b)           Buyer is acquiring the Closing Shares solely for investment purposes, with no present intention of distributing or reselling any of the Closing Shares.

 (c)           Buyer has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of the acquisition of the Shares.

(d)           Buyer acknowledges that the Company is relying on the validity of the Buyer's representations and agreements contained herein in granting the Shares to it without registration under the Securities Act.

7.           Escrow Agreement.  At the Closing, the parties will execute and exchange the Escrow Agreement, substantially in the form annexed hereto as Exhibit 1, it being the intent of the parties that the Buyer’s and the Stockholders’ shares be held in Escrow for a term of eighteen (18) months, or such shorter period as may be mutually agreed upon, in order to assure the Buyer’s and the Stockholders’ ability to fulfill the intent as expressed in paragraph 2.  At or before the Closing, the parties will mutually agree upon the Escrow Agent to be named in said Agreement.

8.           Indemnification.

8.1           By the Stockholders.  From and after the Closing Date, the Stockholders, shall jointly and severally indemnify and hold harmless the Buyer and (if any) its successors and assigns, officers, directors, employees, stockholders, agents, Affiliates and any person who controls any of such persons within the meaning of the Securities Act (each, an “Indemnified Buyer Party”) from and against any liabilities, claims, demands, judgments, losses, costs, damages or expenses whatsoever (including reasonable attorneys’, consultants’ and other professional fees and disbursements, nature and description incurred by such Indemnified Buyer Party in connection therewith) (collectively, “Damages”) that such Indemnified Buyer Party may sustain, suffer or incur and that result from, arise out of or relate to: (a) any breach of any of the respective representations, warranties, covenants or agreements of the Company or any Stockholder; (b) any taxes of the Company with respect to any tax period or partial period ending on or before the Closing Date (or for any tax period or partial period beginning before and ending after the Closing Date to the extent allocable to the portion of such period beginning before and ending on the Closing Date) and (c) for any undisclosed Liabilities of the Business not set forth on Schedule 4.9(a) hereto.

8.2           By the Stockholders relating to the Shares.  From and after the Closing Date, each Stockholder shall indemnify and hold harmless each Indemnified Buyer Party from and against any Damages that such Indemnified Buyer Party may sustain, suffer or incur and that result from, arise out of or relate to any breach of any of such Stockholder’s representations and warranties in Section 5.

8.3           By the Buyer.  From and after the Closing Date, the Buyer shall indemnify and hold harmless the Stockholders and their respective successors and assigns (if any), and their respective officers, directors, employees, stockholders, agents, Affiliates and any Person who controls any of such Persons within the meaning of the Securities Act or the Exchange Act (each, an “Indemnified Selling Party”) from and against any Damages that such Indemnified Selling Party may sustain, suffer or incur and that result from arise out of or relate to: (a) any breach of any of the respective representations, warranties, covenants or agreements of the Buyer contained in this Agreement.

8.4           Claims Period.  Any claim for indemnification under this Section 8 shall be made by giving a notice to the other party on or before the second anniversary of the Closing Date or the claim under this Section 8 shall be invalid.

8.5           Third Party Claims.  An Indemnified Party that desires to seek indemnification under any part of this Section 8 with respect to any actions, suits or other administrative or judicial proceedings (each, an “Action”) that may be instituted by a third party shall give each Indemnitor prompt notice of a third party’s institution of such Action.  After such notice, any Indemnitor may, or if so requested by such Indemnified Party, any Indemnitor shall, participate in such Action or assume the defense thereof, with counsel satisfactory to such Indemnified Party; provided, however, that such Indemnified Party shall have the right to participate at its own expense in the defense of such Action; and provided, further, that the Indemnitor shall not consent to the entry of any judgment or enter into any settlement, except with the written consent of such Indemnified Party (which consent shall not be unreasonably withheld).  Any failure to give prompt notice under this Section 8.5 shall not bar an Indemnified Party’s right to claim indemnification under this Section 8, except to the extent that an Indemnitor shall have been harmed by such failure.

8.6           Effect of Investigation or Knowledge.  Any claim by a Indemnified Buyer Party for indemnification shall not be adversely affected by any investigation by or opportunity to investigate afforded to the Buyer.  Each Party shall be deemed to be relying on the representations and warranties of any other Party set forth herein, regardless of any investigation or audit conducted before or after the Closing Date or the decision of any Party to consummate the Transactions contemplated hereby and complete the Closing.

8.7           Contingent Claims.  Nothing herein shall be deemed to prevent an Indemnified Party from making a claim hereunder for potential or contingent claims or demands provided the Claim Notice sets forth the specific basis for any such potential or contingent claim to the extent then feasible and the Indemnified Party has reasonable grounds to believe that such a claim or demand may be made.

9.           Employment Agreements.  At the Closing, the Buyer will enter into Employment Agreements with the parties named on Schedule 9, substantially in for form annexed hereto as Exhibit 2.

10.           General Matters.

10.1         Delivery of Documents.  All documents referred to in this Agreement to be delivered between the parties shall be delivered two weeks prior to the Closing Date.

10.2         Conduct of Business Prior to Closing.  Following the execution of this Agreement, and prior to the Closing Date, the Company shall conduct its business in the same manner as it has been conducted prior to the execution of this Agreement and agree to immediately notify Buyer of any material change or contemplated change in its business prior to the occurrence of same.  At the Closing, the Company and the Stockholders shall deliver to Buyer certification that all of their representations and warranties made or contained in this Agreement, the schedules and exhibits attached hereto and the certificates and statements executed or delivered in connection herewith, and the information concerning the Business of the Company delivered to Buyer in connection with or pursuant to this Agreement when taken together, including any additional disclosures set forth in Schedule 10.2, do not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make such representations, warranties or other material not misleading.  No event has occurred and nothing material has come to the attention of the Company that would indicate that any of such information (together with any written updates thereof furnished by the Company) is not true and correct in all material respects as of the date hereof.  There are no facts known to the Company that currently or may in the future have a material adverse effect and that have not been specifically disclosed herein or in a schedule furnished herewith, other than economic conditions affecting the industry of the Company generally.

10.3         Contents of Agreement.  This Agreement sets forth the entire understanding of the parties hereto with respect to the transactions contemplated herein and supersedes all prior agreements or understandings among the parties regarding those matters.

10.4         Amendment, Parties in Interest, Assignment, Etc.  This Agreement may be amended, modified or supplemented only by a written instrument duly executed by each of the parties hereto.  This Agreement shall be binding upon and inure to the benefit of and be enforceable by the respective heirs, legal representatives, successors and permitted assigns of the parties hereto.  No party hereto shall assign this Agreement or any right, benefit or obligation hereunder, except that Buyer may assign its rights and obligations hereunder provided that it remains obligated to fulfill its obligations hereunder.

10.5         Interpretation.  Unless the context of this Agreement clearly requires otherwise, (a) references to the plural include the singular, the singular the plural, the part the whole, (b) ”or” has the inclusive meaning frequently identified with the phrase “and/or” and (c) ”including” has the inclusive meaning frequently identified with the phrase “but not limited to.”  The section and other headings contained in this Agreement are for reference purposes only and shall not control or affect the construction of this Agreement or the interpretation thereof in any respect.  Section, subsection, schedule and exhibit references relate to this Agreement unless otherwise specified.  Each accounting term used herein that is not specifically defined herein shall have the meaning given to it under generally accepted accounting principles.

10.6         Governing Law.  This Agreement shall be construed and interpreted in accordance with the laws of Broward County in the State of Florida, without regard to its provisions concerning conflict of laws.

10.7         Counterparts.  This Agreement may be executed in two or more counterparts, each of which shall be binding as of the date first written above, and all of which shall constitute one and the same instrument.  Each such copy shall be deemed an original, and it shall not be necessary in making proof of this Agreement to produce or account for more than one such counterpart.

IN WITNESS WHEREOF, this Agreement has been executed by the parties hereto as of the day and year first written above.

THE AMACORE GROUP, INC.

By:_______________________
  Name:
  Title:

US HEALTH BENEFITS GROUP, INC.	STOCKHOLDER

By:_____________________________	By:_____________________________
Name:	Howard Knaster
Title:

US HEALTHCARE PLANS, INC.	STOCKHOLDER

By:_____________________________	By:_____________________________
Name:	Howard Knaster
Title:

ON THE PHONE, INC.	STOCKHOLDER

By:_____________________________	By:_____________________________
Name:	Howard Knaster
Title:

SCHEDULES REQUIRED FOR THE

STOCK PURCHASE AGREEMENT

Schedule #	Paragraph Heading

2.3	Bonus Adjustment
2.5	Allocation of Purchase Price
4.3	Consents and Approvals
4.4	Capitalization and Stock Ownership
4.5	Title to Assets and Related Matters
4.6	Financial Statements
4.7	Real Property
4.8	Certain Personal Property
4.9	Liabilities
4.11(a) & 4.11(b)	Legal Proceedings and Compliance with Law
4.12	Contracts
4.13	Employee Relations
4.14	Additional Information
4.15	Accuracy of Information
9	Employment Agreements
10.2	Conduct of Business Prior to Closing

EXHIBITS

Exhibit 1	Form of Escrow Agreement
Exhibit 2	Form of Employment Agreement

SCHEDULE 2.3

BUDGET

SCHEDULE 2.5

ALLOCATION OF PUCHASE PRICE

US Health Benefits Group, Inc
The valuation of US Health Benefits Group, Inc. is $5,300,000.  AGI will purchase 100% of all the equity in US Health Benefits Group, Inc for a cash consideration of $5,300,000 payable as follows:
(a)           Initial Cash:  At the Closing (as defined below), the Buyer shall pay the Stockholders a sum of $1,141,667;

(b)           Deferred Cash:  The Buyer will pay the Stockholders $1,608,333 payable over a three year period and payable in equal quarterly installments with the first installment due at Closing; and

(c)           Earn Out:  Based on an audited Net Contribution target of $2 million dollars for each 12 month period for the 3 years subsequent to the Closing, the Buyer will pay the Stockholders $850,000 for each year the Net Contribution target is met.  This payment is payable within 5 business days of completion of the audit.

US Healthcare Plans, Inc
The valuation of US Healthcare Plans, Inc. is $8,500,000.  AGI will purchase 100% of all the equity in US Healthcare Plans, Inc for stock consideration by delivering to the Stockholders, or causing to be delivered to the Stockholders, one million seven-hundred thousand (1,700,000) shares of the Buyer’s Class A common stock which, for purposes of this Agreement, is valued at $5.00 per share (“Peg Price”).

On The Phone, Inc.
The valuation of On The Phone, Inc. is $500,000.  AGI will purchase 100% of all the equity in On The Phone, Inc for stock consideration by delivering to the Stockholders, or causing to be delivered to the Stockholders, one hundred thousand (100,000) shares of the Buyer’s Class A common stock which, for purposes of this Agreement, is valued at $5.00 per share (“Peg Price”).

SCHEDULE 4.3

CONSENTS AND APPROVALS

 None Required

 As follows:

SCHEDULE 4.4

CAPITALIZATION AND STOCK OWNERSHIP

SCHEDULE 4.5

TITLE TO ASSETS AND RELATED MATTERS

SCHEDULE 4.6

FINANCIAL STATEMENTS

SCHEDULE 4.7

REAL PROPOERTY

SCHEDULE 4.8

CERTAIN PERSONAL PROPERTY

SCHEDULE 4.9

LIABILITIES

SCHEDULE 4.11(a)

LEGAL PROCEEDINGS

SCHEDULE 4.11(b)

COMPLIANCE WITH LAW

SCHEDULE 4.12

CONTRACTS

SCHEDULE 4.13

EMPLOYEE RELATIONS

SCHEDULE 4.14

ADDITIONAL INFORMATION

SCHEDULE 4.15

ACCURACY OF INFORMATION

SCHEDULE 9

EMPLOYMENT AGREEMENTS

SCHEDULE 10.2

CONDUCT OF BUSINESS PRIOR TO CLOSING

 EXHIBIT 2

 EMPLOYMENT AGREEMENT

AGREEMENT made as of the 1stst day of September, 2007, by and among Howard Knaster, an individual residing in Florida  (hereinafter referred to as "Executive"); US Health Benefits Group, Inc hereinafter referred to as the “Company”) and THE AMACORE GROUP, INC., a Delaware corporation with offices in Tampa, Florida (hereinafter referred to as "AGI").

W I T N E S S E T H

WHEREAS, the Company and AGI desire to retain the services of Executive to render his services to the Company as its’ President and to serve as AGI’s Senior Vice President, USHBG division, on the terms and conditions hereinafter set forth; and

WHEREAS, Executive is agreeable to rendering such services to the Company and AGI on the terms and conditions hereinafter set forth;

NOW, THEREFORE, in consideration of the mutual covenants and agreements herein contained, the parties hereto, intending to be legally bound, hereby agree as follows:

1.              Employment Term, Duties and Acceptance

(a) Company hereby retains Executive as Company's Senior Vice President of Marketing for a period of three (3) years, commencing on the date hereof (the "Employment Period"), to render his services to Company upon the terms and conditions herein contained, in such executive capacity. In such executive capacity, Executive shall be primarily responsible for the operation of the Company and report and be responsible to AGI’s Chief Executive Officer, its’ President and its’ Board of Directors.  Executive also agrees to serve as AGI’s Senior Vice President of its’ USHBG division.

(b) Executive hereby accepts the foregoing employment and agrees to render his services to the Company and AGI on a full-time basis in such a manner as to reflect his best efforts to the end that the Company's operations are properly managed. In furtherance of Executive performing the duties assigned to him under this Agreement, AGI agrees to provide Executive with AGI’s support staff and a Company staff reasonably required by Executive so as to enable him to carry out such duties.

2.              Compensation

(a) During the first annual term of this Agreement, Executive shall receive compensation of 250,000.00 dollars.  This compensation may, at Executive's election, be accrued, in whole or in part. Executive’s compensation shall be payable in accordance with the general payroll practices of the Company as are from time to time, in effect, less such deductions or amounts as shall be required to be withheld by applicable law or regulation. On each yearly anniversary date of the execution of this Agreement  (hereinafter sometimes called the "Anniversary Date," in each yearly instance) AGI’s Board of Directors shall review the services provided by Executive to determine the amount that Executive's salary shall be increased for the forthcoming yearly period. Such increase shall be no less than the Consumer Price Index or such other similar index reflective of the cost of living increase in the Ft. Lauderdale metropolitan area from the beginning of the yearly period to the end of the yearly period with respect to the Consumer Price Index applicable to the said metropolitan area, times Executive's base compensation in effect during the said yearly period. The sum resulting by way of this increase to the Executive's base compensation shall, for the then immediately succeeding period be considered the Executive's base compensation. AGI’s Board of Directors shall also determine on an annual (fiscal or calendar year, as the case may be) basis, the amount, if any, of bonus or incentives to be paid to Executive.

(b) By way of sign on bonus, the Executive will receive a warrant to purchase 500,000 shares of AGI’s Class A common stock, par value $0.001 at an exercise price of $1.00 per share.  This warrant shall vest as follows:

25%              On commencement of employment

25%              On first anniversary of commencement date

25%              On second anniversary of commencement date

25%              On third anniversary of commencement date

The Executive must be employed by the Company pursuant to this agreement on each vesting day otherwise any unvested portion of the warrant will be forfeited.

(c) Unless executive is otherwise covered, during the Employment Period, the Company agrees to obtain and pay for the Company’s standard health insurance policy afforded other Executives of AGI.

(d) Executive shall be entitled to reasonable paid vacation time, sick leave and time to attend professional meetings comparable to that offered the executives in comparable positions.  For the first year of the term of this Agreement, reasonable vacation time shall be deemed to mean five (5) weeks.

(e) Company shall pay or reimburse Executive for reasonable expenses incurred in the performance of services under this Agreement during the Employment Period, upon presentation of expense statements, vouchers or such other supporting documentation as may reasonably be required.

3.              Disability

(a) Upon the disability, as defined in subparagraph 3(b) hereof, of Executive during the Employment Period, Company may, in its sole discretion, terminate Executive's employment; provided that if the Company elects to so terminate Executive's employment, Executive shall be entitled to receive, accrued but unpaid salary, expense reimbursement and bonuses, the proceeds of any disability insurance policy plus an amount from the Company monthly which, when added to the amount received by the Executive from any disability policy in effect for the Executive at the time of his disability will equal the Executive's salary for a twelve-month period following the date of termination, as if the termination had not occurred. Such termination shall have no effect on the Company's obligation to pay the special bonus referred to hereinbefore. Provided, however, in the event Executive partially perform and discharge the duties previously performed by him for Company, nothing herein shall prevent the Executive from continuing his duties in a part-time capacity, at a level of Compensation to be determined at that time.

(b) For purposes of this Agreement the term "disability" shall mean Executive's inability to continue to materially and substantially perform and discharge the duties previously required of him on behalf of the Company for an aggregate period exceeding three (3) consecutive months within any twelve (12) month consecutive period.

(c) In the event of a dispute between the parties as to what constitutes a disability, such dispute shall be finally determined by a person mutually agreed upon by Executive and Company. If a mutually acceptable person cannot be selected, such designations shall be made by Executive and Company each choosing a person, which person shall then mutually select a third person (collectively called the "panel"). The panel's determination shall be made by majority vote and such determination shall be deemed binding and conclusive. The parties agree to fully cooperate with whatever procedures and examinations may be required in order to allow the panel to make its determination.

4.              Termination of Employment

(a) (i) In the event Fifty (50) Percent or more of the equity securities of AGI are acquired by any single person or identifiable group, as defined by the applicable rules and regulations under the Security and Exchange Act of 1934, as amended at an average acquisition price of $5.00 per share or more (valuing promissory notes, preferred stock or subordinated debentures given as consideration at their face value, and valuing any other assets given as consideration at their fair market value) and in the further event that Executive's employment is terminated within twelve (12) months following such event, except if such termination is by reason of "cause" (as that term is defined at paragraph 4(b) hereafter, or (ii) in the event Executive terminates his employment by reason of the uncured breach of this Agreement by Company ("cause"), then, on the termination date, Company shall pay (or issue, as the case may be) to Executive a lump sum amount equal to the aggregate of (i) accrued but unpaid salary, if any; (ii) accrued but unpaid expenses, if any; (iii) accrued but unpaid bonuses, if any; (iv) unissued warrants, if any; and (v) the total compensation which would have been paid to Executive through the longer of (i) the remaining term, if any, of the Employment Period, or (ii) three (3) years compensation. Additionally, as of the termination date, Executive's rights to exercise his warrants, (if any) and/or stock option to the full extent of the shares covered thereby (if said rights had not otherwise matured or vested), shall forthwith mature and vest and Executive shall have the right to exercise his rights under any such securities. If the Executive intends to terminate his employment with the Company and/or AGI for "cause", the "cause" shall be specified in a written notice sent by Executive to the Company, and the Company shall be afforded fifteen (15) days or longer, if reasonably required, to cure such breach, if such breach is capable of being cured.

(b) In the event of misconduct in office by Executive in the performance of his duties hereunder or if Executive is unable and/or unwilling to carry out the duties reasonably assigned to him by the Company, which duties are consistent with duties generally assigned and/or expected of presidents in companies of comparable size to AGI (which shall hereinafter be referred to as "Termination for Cause"), AGI may terminate this Agreement by giving two (2) weeks prior written notice to Executive identifying the cause of termination and specifying the effective date of such termination. If Executive is subjected to Termination for Cause, then such "cause" shall be specified in such notice and Executive shall be afforded thirty (30) days or longer, if reasonably required, to cause such breach, if such breach is capable of being cured. On the termination date Company shall pay to Executive the aggregate of (i) accrued but unpaid expenses, if any (ii) accrued but unpaid bonuses, if any; and (iii) the net salary compensation which would have been paid to Executive through the date of termination. Furthermore, in that event any warrants to be issued pursuant to this Agreement, and any options granted pursuant to plans then applicable to Executive which have not then vested shall be forfeited as of the termination date.

(c) In the event Executive resigns or is terminated as an employee of AGI and any of its subsidiaries, Executive hereby agrees that his position(s) as officer and director of the Company, if any, shall automatically end as of the date of his resignation or termination of employment.

5.              CONFIDENTIALITY

(a) Executive agrees to execute AGI’s standard form of Confidentiality Non-Competition Agreement as prepared by Counsel to AGI.  Said agreement shall be applicable to both the Company and AGI.

(b) Except if this Agreement is terminated by way of or due to breach of same by the Company and/or AGI or for reasons specified in subparagraphs "a" and/or "b" of Article "6", Executive's covenants contained herein shall survive the termination or expiration of this Agreement.

6.              TERMINATION OF AGREEMENT

This Agreement shall, in addition to other provisions affecting termination, terminate on the occurrence of any of the following events:

(a) Cessation of the Company's business;
(b) Dissolution of the Company; or

(c) The voluntary agreement of the parties hereto.

7.              NOTICES

All notices, requests, demands, deliveries and other communications hereunder shall be in writing and shall be deemed to have been duly given if mailed, postage prepaid, registered or certified mail, return receipt requested to the parties at the addresses (or at such other address for a party as shall be specified by like notice) specified on the first page of this Agreement.

8.              WAIVER

The failure of either party at any time or times to require performances of any provision hereof shall in no manner effect the right at a later time to enforce the same. To be effective, any waiver must be contained in a written instrument signed by the party waiving compliance by the other party of the term or covenant as specified. The waiver by either party of the breach of any term or covenant contained herein, whether by conduct or otherwise, in any one or more instances, shall not be deemed to be, or construed as, a further or continuing waiver of any such breach, or a waiver of the breach of any other term or covenant contained in this Agreement.

9.              GOVERNING LAW

This Agreement shall be governed by the laws of Broward County in the State of Florida, which shall have exclusive jurisdiction over any claims or disputes arising from the subject matter contained herein without regard to any conflict of laws provision.

10.             COMPLETE AGREEMENT

This Agreement constitutes the complete and exclusive agreement between the parties hereto which supersedes all proposals, oral and written, and all other communications between the parties relating to the subject matter contained herein.

11.             SEVERABILITY

If any of the provisions of this Agreement are held to be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

12.             EXECUTORS, ADMINISTRATORS, SUCCESSORS AND ASSIGNS

This Agreement may not be assigned, transferred or otherwise inure to the benefit of any third person, firm or corporation by operation of law or otherwise, without the written consent by the other party hereto, except as herein specifically provided to the contrary.

13.             MODIFICATION

This Agreement may only be amended, varied or modified by a written document executed by the parties hereto.

14.             FURTHER INSTRUMENTS

The parties hereto agree to execute and deliver, or cause to be executed and delivered, such further instruments or documents and take such other action as may be required to effectively carry out the transactions contemplated herein.

15.             INDEMNIFICATION

In addition to any liability insurance to be provided the Executive hereunder, AGI will indemnify and hold harmless the Executive from any and all claims, demands, suits, actions or judgments which hereafter may by asserted, instituted or recorded by any person, firm or corporation for the duration of this Agreement and for a six (6) year period following the termination of said Agreement as defined in paragraph 4. The foregoing indemnity shall be enforceable only with respect to claims made against Executive with respect to all expenses, losses, charges and attorney's fees sustained or incurred by the Executive in defending any suit, action or other proceeding brought against the Executive, directly or indirectly, arising out of Executive's employment by Company and/or AGI.

          IN WITNESS WHEREOF, the parties hereto have executed this Agreement this 31st day of March, 2008.

THE AMACORE GROUP, INC.

By:______________________________
   Name:
   Title:

US Health Benefits Group, Inc.

By:______________________________
   Howard Knaster
   As President

________________________________
Howard Knaster, individually